[LAZARD GROUP LLC LETTERHEAD]

September 26, 2005

Via Edgar and Facsimile

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Group LLC
Registration Statement on Form S-4 (File No. 333-126751)

Dear Mr. Webb,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lazard Group LLC, a Delaware limited liability company (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 9:00 a.m., Eastern time, on September 28, 2005, or as soon as thereafter practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please contact Gavin D. Solotar, Esq. or Benjamin D. Fackler, Esq. of Wachtell, Lipton, Rosen & Katz at (212) 403-1000 (facsimile: (212) 403-2000) with any questions you may have. In addition, please notify Messrs. Solotar and Fackler when this request for acceleration has been granted.

Very truly yours,

/s/ Scott D. Hoffman
Scott D. Hoffman, Esq.
Managing Director and General Counsel
Lazard Group LLC